UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________________________________________
FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-189447
_______________________________________________
 SEITEL, INC.
(Exact name of registrant as specified in its charter)
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10811 S. Westview Circle Drive
Building C, Suite 100
Houston, Texas 77043
(713) 881-8900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.5% Senior Notes due 2019
(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
_______________________________________________
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 37

Pursuant to the requirements of the Securities Exchange Act of 1934, Seitel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 15, 2019

SEITEL, INC.

	By:	/s/ Marcia H. Kendrick
Marcia H. Kendrick
Chief Financial Officer